UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

    Empresas ICA, S.A.B. de C.V.1
_____________________________________________________________
 (Name of Issuer)

    Ordinary Shares of Common Stock and American Depositary Shares (“ADSs”)
_______________________________________________________________________
(Title of Class of Securities)

    2924482062
______________________________________________________
(CUSIP Number)

December 31, 2011
                                                                                                                                                      _________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________
1           Translation of Issuer’s Name:  The ICA Corporation.

2           No CUSIP number exists for ordinary shares of common stock, which are not traded in the United States.  The CUSIP number 292448206 is only for the ADSs representing ordinary shares of common stock.

CUSIP NO. Not Applicable	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banco Nacional de Mexico, S.A., as Trustee of trust No. 11,971-5 created April 8, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,902,583 ordinary shares
	6	SHARED VOTING POWER n/a
	7	SOLE DISPOSITIVE POWER 18,902,583 ordinary shares
	8	SHARED DISPOSITIVE POWER n/a
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,902,583 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.13%
12	TYPE OF REPORTING PERSON* EP

CUSIP NO. Not Applicable	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banco Nacional de Mexico, S.A., as Trustee of trust No. 11,972-3 created April 10, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,293,356 ordinary shares
	6	SHARED VOTING POWER n/a
	7	SOLE DISPOSITIVE POWER 8,293,356 ordinary shares
	8	SHARED DISPOSITIVE POWER n/a
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,293,356 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.4%
12	TYPE OF REPORTING PERSON* 00

CUSIP NO. Not Applicable	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accuvest S.A., as Trustee of the Foreign Employee Trust, settlement No. 025, created April 15, 1992
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 37,448 ADSs (representing 149,792 ordinary shares)
	6	SHARED VOTING POWER n/a
	7	SOLE DISPOSITIVE POWER 37,448 ADSs (representing 149,792 ordinary shares)
	8	SHARED DISPOSITIVE POWER n/a
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,448 ADSs (representing 149,792 ordinary shares)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0 % of the ordinary shares
12	TYPE OF REPORTING PERSON* EP

CUSIP NO. Not Applicable	Page 5 of 10 Pages

Item 1.

(a) Name of Issuer:

Empresas ICA, S.A.B. de C.V. (the “Company”)

(b) Address of Issuer’s Principal Executive Offices:

Blvd. Manuel Ávila Camacho núm. 36, Piso 15
Col. Lomas de Chapultepec,
11000 México, D. F.
Item 2.

(a) Names of Persons Filing:

(1)	Banco Nacional de Mexico, S.A. as Trustee of trust No.11971-5 created April 8, 1992.

(2)	Banco Nacional de Mexico, S.A. as Trustee of trust No.11972-3 created April 10, 1992.

(3)	Accuvest S.A. as Trustee of the Foreign Employee Trust, settlement No.025, created April 15, 1992.

(b) Addresses of Persons Filing:

(1)	Banco Nacional de Mexico, S.A.
Bosques de Duraznos No. 75 PH
Col. Bosques de las Lomas
Mexico, D.F. 11700

(2)	Banco Nacional de Mexico, S.A.
Bosques de Duraznos No. 75 PH
Col. Bosques de las Lomas
Mexico, D.F. 11700

(3)	Accuvest S.A.
C/O: William D. Wright
3100 Oak Road
Suite 210
Walnut Creek, CA 94596

CUSIP NO. Not Applicable	Page 6 of 10 Pages

(c) Citizenship:

(1)	Mexico

(2)	Mexico

(3)	Switzerland

(d) Title of Class of Securities:

(1)	Ordinary shares, without par value

(2)	Ordinary shares, without par value

(3)	American depositary shares, each ADS representing four ordinary participation certificates, each ordinary participation certificate representing a financial interest in one ordinary share.

(e) CUSIP Number:

(1)	Not applicable

(2)	Not applicable

(3)	292448206

Item 3.

Not Applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

(1)	See item 9 on page 2 of the cover page.
(2)	See item 9 on page 3 of the cover page.
(3)	See item 9 on page 4 of the cover page.

(b) Percent of Class:

(1)	See item 11 on page 2 of the cover page.
(2)	See item 11 on page 3 of the cover page.
(3)	See item 11 on page 4 of the cover page.

CUSIP NO. Not Applicable	Page 7 of 10 Pages

(c) Number of shares as to which such person has:

(i)	sole power to vote or direct the vote:

(1)	See item 5 on page 2 of the cover page.*
(2)	See item 5 on page 3 of the cover page.
(3)	See item 5 on page 4 of the cover page.*

(ii)	shared power to vote or direct the vote:

(1)	Not applicable.*
(2)	Not applicable.
(3)	Not applicable.*

(iii)	sole power to dispose or direct the disposition of:

(1)	See item 7 on page 2 of the cover page.*
(2)	See item 7 on page 3 of the cover page.**
(3)	See item 7 on page 4 of the cover page*

(iv)	shared power to dispose or direct the disposition of:

(1)	Not applicable.*
(2)	Not applicable.**
(3)	Not applicable.*

Item 5.
Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, checking the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

CUSIP NO. Not Applicable	Page 8 of 10 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

____________________________

*           Voting power and dispositive power may be considered shared since such powers are vested in technical committees composed of members of the Company’s board of directors.

*           Voting power and dispositive power may be considered shared since such powers are vested in technical committees composed of members of the Company’s board of directors.

**           Dispositive power may be considered shared since the exercise of such power requires the unanimous consent of all members of a technical committee, a minority of whose members are appointed by the Company’s board of directors.

CUSIP NO. Not Applicable	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO NACIONAL DE MEXICO, S.A.

as Trustee of Trust No.11,971-5

February 10, 2012

By:	/s/ Daniel Moreno Cerón
Daniel Moreno Cerón
Delegado Fiduciario

By:	/s/ Omar Roque González
Omar Roque González
Delegado Fiduciario

BANCO NACIONAL DE MEXICO, S.A.
as Trustee of Trust No.11,972-3

February 10, 2012

By:	/s/ Daniel Moreno Cerón
Daniel Moreno Cerón
Delegado Fiduciario

By:	/s/ Omar Roque González
Omar Roque González
Delegado Fiduciario

CUSIP NO. Not Applicable	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Accuvest S.A.

as Trustee of the Foreign Employee Trust, Settlement No.025

February 10, 2012

By:	/s/ Robert Jensen
Robert Jensen
Director

By:	/s/ William D. Wright
William D. Wright
Trust Delegate